1934 ACT FILE NO. 001-14714

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of March 2016

Yanzhou Coal Mining Company Limited

(Translation of Registrant’s name into English)

298 Fushan South Road

Zoucheng, Shandong Province

People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐             No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Yanzhou Coal Mining Company Limited

Date March 30, 2016	By /s/ Zhang Baocai
	Name:	Zhang Baocai
	Title:	Director and Company Secretary

Certain statements contained in this announcement may be regarded as forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements involve inherent risks and uncertainties that may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. Further information regarding these risks and uncertainties is included in the Company’s filings with the U.S. Securities and Exchange Commission. The forward-looking statements included in this announcement represent the Company’s views as of the date of this announcement. Except as required by law, the Company undertakes no obligation to update or revise publicly any forwardlooking statements, whether as a result of new information, future events or otherwise, after the date on which the statements are made or to reflect the occurrence of unanticipated events. These forward-looking statements should not be relied upon as representing the Company’s views as of any date subsequent to the date of this announcement.

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

YANZHOU COAL MINING COMPANY LIMITED

(A joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock Code: 1171)

RESIGNATIONS OF DIRECTORS AND SUPERVISOR

PROPOSED APPOINTMENTS OF DIRECTORS AND SUPERVISORS

AND

CHANGE OF COMPANY SECRETARY

RESIGNATIONS OF DIRECTORS

The board of directors (the “Board”) of Yanzhou Coal Mining Company Limited (the “Company”) received written resignation reports from Mr. Yin Mingde (“Mr. Yin”) and Mr. Zhang Baocai (“Mr. Zhang”), directors of the Company on 29 March 2016. Due to their other work commitments, Mr. Yin applied to resign from the positions of the director of the Company and a member of the Strategy and Development Committee of the Company and Mr. Zhang applied to resign from the positions of the director of the Company and the vice general manger of the Company.

Mr. Yin and Mr. Zhang will continue to perform their duties as directors of the Company according to relevant laws, administrative requirements, department requirements, regulatory documents and the articles of association of the Company prior to the election and appointment of new directors at a general meeting of the Company. The resignation of Mr. Zhang as the vice general manger of the Company has become effective on 29 March 2016.

Mr. Yin and Mr. Zhang confirm that they have no disagreement with the Board and there is no matter relating to their resignations that need to be brought to the attention of the holders of securities of the Company or The Stock Exchange of Hong Kong Limited (the “Stock Exchange”).

The Board would like to take this opportunity to express its sincere gratitude to Mr. Yin and Mr. Zhang for their valuable contributions to the Company during their terms of service.

RESIGNATION OF SUPERVISOR

The supervisory committee of the Company (the “Supervisory Committee”) received a written resignation report from Ms. Zhen Ailan (“Ms. Zhen”), a supervisor of the Company on 29 March 2016. Due to her other work commitments, Ms. Zhen applied to resign from the position of the supervisor of the Company and her resignation has become effective on 29 March 2016 .

Ms. Zhen confirms that she has no disagreement with the Board and the Supervisory Committee and there is no matter relating to her resignation that need to be brought to the attention of the holders of securities of the Company or the Stock Exchange.

The Supervisory Committee would like to take this opportunity to express its sincere gratitude to Ms. Zhen for her valuable contributions to the Company during her term of service.

PROPOSED APPOINTMENTS OF DIRECTORS AND SUPERVISORS

The Board proposes to nominate Mr. Li Wei, Mr. Zhao Qingchun and Mr. Guo Dechun as non-independent directors of the Company, Mr. Qi Anbang as an independent director of the Company (collectively referred as the “Nominated Directors”), and Mr. Meng Qinjian and Mr. Xue Zhongyong as supervisors of the Company (collectively referred as the “Nominated Supervisors”).

The appointments of the Nominated Directors and the Nominated Supervisors are subject to the approval of the shareholders of the Company by way of ordinary resolution(s) at the 2015 annual general meeting.

A circular containing, among other matters, details of the above proposed appointments and a notice of the 2015 annual general meeting will be despatched to the shareholders of the Company as soon as practicable.

The biographical details of the Nominated Directors and the Nominated Supervisors are set out in Appendix of this announcement.

Save as disclosed in this announcement, each of the Nominated Directors and the Nominated Supervisors has not held any directorship in the past three years in public companies the securities of which are listed on any securities market in Hong Kong or overseas, or held any other major appointment and professional qualification.

Save as disclosed in this announcement, each of the Nominated Directors and the Nominated Supervisors has no relationship with any directors, members of the senior management or substantial or controlling shareholders of the Company. As at the date of this announcement, the Nominated Directors and the Nominated Supervisors do not have any interest in the shares of the Company within the meaning of Part XV of the Securities and Futures Ordinance (Chapter 571 of the laws of Hong Kong) (the “Securities and Futures Ordinance”).

Upon approval of the appointment of the Nominated Directors and the Nominated Supervisors by the shareholders of the Company, each of the Nominated Directors and the Nominated Supervisors will enter into a service contract with the Company for a term till the expiry of the tenure of the sixth session of the Board and the sixth session of the Supervisory Committee commencing from the date of appointment. Pursuant to the articles of association of the Company, the Nominated Directors and the Nominated Supervisors will be elected and appointed at a general meeting of the Company and may be re-elected at a general meeting of the Company.

The remuneration for the Nominated Directors and the Nominated Supervisors will be determined by shareholders at a general meeting pursuant to the articles of association of the Company and with reference to recommendations of the remuneration committee of the Board in accordance with its terms of reference, taking into account, among other matters, their duties and responsibilities.

Save for disclosed in this announcement, there is no other information regarding the Nominated Directors and the Nominated Supervisors required to be disclosed pursuant to Rule 13.51(2) of the Rules Governing the Listing of Securities on the Stock Exchange (the “Listing Rules”), and the Company is not aware of any other matters that need to be brought to the attention of shareholders.

CHANGE OF COMPANY SECRETARY

The Board received a written resignation report from Mr. Zhang on 29 March 2016. Due to his other work commitments, Mr. Zhang applied to resign from the position of the secretary of the Company (the “Company Secretary”) and the secretary to the Board and his resignation has become effective on 29 March 2016.

Mr. Zhang confirms that he has no disagreement with the Board and there are no matters relating to his resignation of the Company Secretary and the secretary to the Board that need to be brought to the attention of the holders of securities of the Company or the Stock Exchange.

The Board would like to take this opportunity to express its sincere gratitude to Mr. Zhang for his valuable contributions to the Company during his term of service.

The Board is pleased to announce that Mr. Jin Qing Bin (“Mr. Jin”) and Ms. Leung Wing Han Sharon (“Ms. Leung”) have been appointed as joint company secretaries with effect from 29 March 2016. The biographical details of Mr. Jin and Ms. Leung are set out in Appendix of this announcement.

Pursuant to Rule 3.28 of the Listing Rules, the Company must appoint a company secretary who, by virtue of his/her academic or professional qualifications or relevant experience, is, in the opinion of the Stock Exchange, capable of discharging the functions of company secretary. Mr. Jin currently does not possess the qualifications of company secretary as required under Rule 3.28 of the Listing Rules. The Company has applied to the Stock Exchange for, and the Stock Exchange has granted, a waiver from strict compliance with the requirements under Rule 3.28 of the Listing Rules with respect to the appointment of Mr. Jin as the joint company secretary of the Company (the “Waiver”) for a period of three years from the date of his appointment as the joint company secretary of the Company (the “Waiver Period”). The Waiver is granted on the conditions that, (i) Mr. Jin will be assisted by Ms. Leung during the Waiver Period and the Waiver will be revoked immediately if and when Ms. Leung ceases to be the joint company secretary of the Company; and (ii) the Company will notify the Stock Exchange at the end of the Waiver Period for them to revisit the situation.

The Board would like to welcome Mr. Jin and Ms. Leung for taking up this appointment.

By order of the Board
Yanzhou Coal Mining Company Limited
Li Xiyong
Chairman of the Board

Zoucheng, Shandong Province, the PRC

29 March 2016

As at the date of this announcement, the directors of the Company are Mr. Li Xiyong, Mr. Yin Mingde, Mr. Wu Yuxiang, Mr. Zhang Baocai, Mr. Wu Xiangqian and Mr. Jiang Qingquan, and the independent non-executive directors of the Company are Mr. Wang Lijie, Mr. Jia Shaohua, Mr. Wang Xiaojun and Mr. Xue Youzhi.

APPENDIX

Biographical details of Mr. Li Wei

Mr. Li Wei, born in September 1966, is a research fellow in engineering technique applications with a doctor degree in engineering. He is the general manager of Yankuang Group Company Limited (“Yankuang Group”). Mr. Li joined the predecessor of the Company in 1988. He was appointed as the deputy head of Baodian Coal Mine of Yankuang Group in December 1996. He was appointed as the head of the reorganization division of the strategic resources development department of Yankuang Group in May 2002. He was appointed as the chairman, the secretary of the Party committee and the general manager of Yankuang Xilin Nenghua Company Limited in September 2002. He presided over the comprehensive Party work of Baodian Coal Mine since March 2004. He was appointed as the head and deputy secretary of the Party committee of Baodian Coal Mine in September 2004. In August 2007, he was appointed as the head and deputy secretary of the Party committee of Nantun Coal Mine. In August 2009, he was appointed as the deputy chief engineer and deputy head of the safety and supervision bureau of Yankuang Group. In April 2010, he was appointed as the deputy general manager and head of the safety and supervision bureau of Yankuang Group. In May 2015, he was appointed as a director, the general manager and the deputy secretary of the Party committee of Yankuang Group. Since December 2015, he is the general manager of Yankuang Group. Mr. Li graduated from Shangdong Institute of Mining and Technology and the University of Science and Technology Beijing.

Biographical details of Mr. Zhao Qingchun

Mr. Zhao Qingchun, born in March 1968, is a senior accountant with an EMBA degree. He is the chief financial officer of the Company. Mr. Zhao joined the predecessor of the Company in 1989 and was appointed as the chief accountant of the finance department of the Company in 2002. He was appointed as the head of the finance and plan department of the Company in 2006. He was appointed as the vice chief financial officer and the head of the finance department of the Company in March 2011. In March 2014, he was appointed as the assistant general manager and the head of finance management department of the Company. He was also appointed as the head of the futures and finance department of the Company in November 2015. He was appointed as the chief financial officer of the Company in January 2016. Mr. Zhao graduated from Nankai University.

Biographical details of Mr. Guo Dechun

Mr. Guo Dechun, born in February 1962, is a senior engineer with a master degree in engineering. Mr. Guo is the chairman, general manager and deputy secretary of the Party committee of Yanzhou Coal Ordos Neng Hua Company Limited (“Ordos Neng Hua”), the chairman of Inner Mongolia Haosheng Coal Mining Company Limited (“Haosheng Company”), and the chairman, general manager and secretary of the Party committee of Yanzhou Coal Yulin Neng Hua Company Limited (“Yulin Neng Hua”). Mr. Guo joined the predecessor of the Company in 1987. He was appointed as the head of the safety and supervision department of Dongtan Coal Mine in January 2000. He was appointed as the deputy head of Dongtan Coal Mine in June 2002. He was appointed as the deputy head and chief engineer of Baodian Coal Mine in August 2008. He was the deputy head of Baodian Coal Mine in September 2009. He was appointed as the head and deputy secretary of the Party committee of Yangcun Coal Mine in April 2010. He was appointed as the head and deputy secretary of the Party committee of Dongtan Coal Mine in January 2014. In December 2015, he was appointed as the chairman, general manager, deputy secretary of the Party committee of Ordos Neng Hua, the chairman of Haosheng Company, and the chairman, general manager, secretary of the Party committee of Yulin Neng Hua. Mr. Guo graduated from China University of Mining and Technology.

Biographical details of Mr. Qi Anbang

Mr. Qi Anbang, born in February 1952, is a doctor, professor, doctorial tutor in management. He is currently the head of the master of project management center, the head of the modern project management research center and the deputy head of the MBA center of Nankai University. He is mainly involved in research work on business management, project management, investment project evaluation, and techno-economic analysis, etc. He has completed several national and provincial research projects of the nation and the Ministry of Education and obtained a series of research awards including Project Excellence (PE) Awards of 2009 of International Project Management Association and Tianjin Municipal Social Science Excellent Achievement Award, etc. He also serves as the chairman of the research committee of International Project Management Association, the vice chairman of Project Management Research Committee China, the vice chairman of the research committee of the China Association for Information Systems, a member of the expert committee of China Engineering Cost Association, and a management advisor for Tianjin Municipal Government, etc. Mr. Qi graduated from Nankai University.

Biographical details of Mr. Meng Qingjian

Mr. Meng Qingjian, born in February 1962, is a senior accountant with a bachelor degree. He is the head of the finance management department of Yankuang Group. Mr. Meng joined the predecessor of the Company in 1981. He was appointed as the chief accountant of the financial department of Yankuang Group in December 1999. He was appointed as the deputy head of the financial department of Yankuang Group in June 2002. He was appointed as the deputy head (division-level) of the financial management department of Yankuang Group in October 2008. He was appointed as the head of the financial management department of Yankuang Group in January 2014. Mr. Meng graduated from the Party School of the Central Committee of C.P.C.

Biographical details of Mr. Xue Zhongyong

Mr. Xue Zhongyong, born in December 1964, is a senior policy advisor with a master degree. He is the deputy secretary of the commission for discipline inspection and head of the supervision department of Yankuang Group. Mr. Xue joined the predecessor of the Company in 1983. He was appointed as the head of the comprehensive discipline (supervision) office of Yankuang Group in July 2008. He was appointed as the deputy secretary of the commission for discipline inspection and head of the comprehensive discipline (supervision) office of Yankuang Group in July 2014. He was appointed as the deputy secretary of the commission for discipline inspection and head of the supervision department of Yankuang Group in January 2016. Mr Xue gradated from the Party School of Shandong Provincial Communist Committee.

Biographical details of Mr. Jin Qing Bin

Mr. Jin, born in November 1977, a senior accountant and senior economist with bachelor of economics, is the security representative of the Company. Mr. Jin joined the Company in 1998 and was appointed as the deputy director and director of the Secretariat to the Board of the Company and obtained the qualification for the board secretary of listed companies in Shanghai Stock Exchange in November 2008. Mr. Jin was appointed as the security representative of the Company in November 2013. Mr. Jin graduated from Shandong Economics University.

Biographical details of Ms. Leung Wing Han Sharon

Ms. Leung is a vice president of SW Corporate Services Group Limited. Ms. Leung has more than 10 years of finance, accounting and company secretary experience. She has been responsible for affairs in relation to company secretary and compliance for companies listed on the Stock Exchange in different industries and regions, including China Pacific Insurance (Group) Co., Ltd.         (stock code: 02601), China Gold International Resources Corp. Ltd.   (stock code: 02099) and Chanjet Information Technology Company Limited   (stock code: 01588).

Ms. Leung has become a fellow member of The Hong Kong Institute of Chartered Secretaries, the Institute of Chartered Secretaries and Administrators in the United Kingdom, and the Association of Chartered Certified Accountants in the United Kingdom and a member of the Hong Kong Institute of Certified Public Accountants. She holds a bachelor’s degree majoring in law and a bachelor’s degree of business administration majoring in accounting as well as a master’s degree of international corporate and finance law.

About the Company

For more information, please contact:

Yanzhou Coal Mining Company Limited

Zhang Baocai, Director and Company Secretary

Tel: +86 537 538 3310

Address: 298 Fushan South Road, Zoucheng, Shandong Province, 273500 PRC